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                             December 3, 2020

       Anthony Mack
       Chief Executive Officer
       Virpax Pharmaceuticals, Inc.
       1554 Paoli Pike #279
       West Chester, PA 19380

                                                        Re: Virpax
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 20,
2020
                                                            File No. 333-249417

       Dear Mr. Mack:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Our Portfolio, page 2

   1. We note that you have added cancer pain as an additional indication for Envelta in your pipeline table. We also
note your disclosure that you are developing NES100 for the
                                                        management of acute and
chronic pain, including pain associated with cancer. Please
                                                        remove the additional
row in the pipeline table for cancer pain as this appears to be included in the acute
and chronic pain indication. Alternatively, please explain to us why such presentation is
appropriate.
 Anthony Mack
Virpax Pharmaceuticals, Inc.
December 3, 2020
Page 2
2. We note that you have added PTSD as an additional indication for Envelta in your pipeline table. Please expand your disclosure on page 78 to provide a more fulsome discussion of such program. Alternatively, remove any programs that are not material from your pipeline table.
Business
Long-acting Bupivacaine Liposomal-gel 3.0% (LBL100 or Probudur), page 74

3. We note your revised disclosure in response to prior comment 7 and prior comment 8. We also note your disclosure that the results observed were statistically significant. Please expand your disclosure to provide the p-values.
Molecular Envelope Technology Enkephalin Intranasal Spray (EnveltaTM or NES100), page 76

4. We note your statement that NES100 and morphine were compared at the same dose level of 7.5 mg kg-1 and NES100 was determined to have a similar analgesic effect. Please revise your disclosure to explain how such analgesic effect was measured and the actual measurements observed rather than stating your conclusion that the results demonstrated similar analgesic effect.
Yissum
License Agreement, page 85

5. We note your response to comment 10. With respect to the Yissum License agreement, please revise your disclosure to include the royalty term with reference to the scheduled or expected expiry of the last to expire patent covered by the agreement.
       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameAnthony Mack
                                                            Division of
Corporation Finance
Comapany NameVirpax Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
December 3, 2020 Page 2
cc:       Steven Skolnick, Esq.
FirstName LastName